UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1

Pope Resources, A Delaware Limited Partnership

 (Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

732857107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

CUSIP NO. 732857107	SCHEDULE 13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS Stafford Timberland V Investment Nominee Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not Applicable.
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 335,940
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 335,940
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,940
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.34%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 732857107	SCHEDULE 13G	Page 3 of 6

Item 1(a).               Name of Issuer:

Pope Resources, A Delaware Limited Partnership

Item 1(b).               Address of Issuer’s Principal Executive Offices:

19245 10th Avenue NE, Poulsbo, Washington  98370

Item 2(a).               Name of Person Filing:

Stafford Timberland V Investment Nominee Ltd.

Item 2(b).               Address of Principal Business Office:

49/50 Eagle Wharf Road
London N17ED
United Kingdom

Item 2(c).               Citizenship:

United Kingdom

Item 2(d).               Title of Class of Securities

Limited Partnership Units

Item 2(e).               CUSIP Number:

732857107

CUSIP NO. 732857107	SCHEDULE 13G	Page 4 of 6

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.                    Ownership

(a)           Amount beneficially owned:  335,940

(b)           Percent of class:  7.34%

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  335,940

(ii)           Shared power to vote or to direct the vote:  -0-

(iii)           Sole power to dispose or to direct the disposition of:  335,940

(iv)           Shared power to dispose or to direct the disposition of:  -0-

CUSIP NO. 732857107	SCHEDULE 13G	Page 5 of 6

Item 5.                    Ownership of Five Percent or Less of Class

Not Applicable.

Item 6.                    Ownership of More Than 5 Percent on Behalf of Another Person

The Reporting Person is the nominee of Stafford International Timberland V Fund Limited Partnership and Stafford International Timberland V Trust, investment vehicles that collectively comprise the Stafford International Timberland V Fund.  Stafford International Timberland V Fund Limited Partnership and Stafford International Timberland V Trust have the right to receive the distributions paid with respect to, and the proceeds of sales of, the limited partnership units of the Issuer described in Items 4(a) of this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 732857107	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Stafford Timberland V Investment Nominee Ltd. By: /s/ Vince Cao Name: Vince Cao Title: Director